UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

An Annual General Meeting of Shareholders of Nayax Ltd. (the “Company”) will be held at the offices of the Company, 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel, on July 16, 2025, at 4:00 p.m. Israel time (the “General Meeting”). In connection with the General Meeting, the Company hereby furnishes the following documents:

(i)
Notice and Proxy Statement with respect to the General Meeting describing proposals to be voted upon at the General Meeting, the procedure for voting in person or by proxy at the General Meeting and various other details related to the General Meeting; and

(ii)	Proxy Card whereby holders of ordinary shares of the Company may vote at the General Meeting without attending in person.

The Notice and Proxy Statement, and the Proxy Card are furnished as Exhibits 99.1 and 99.2, respectively, to this Form 6-K.

This Form 6-K and related exhibits are hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) or with the Israel Securities Authority (the “ISA”), including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File No. 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File No. 333-274812) and the Company’s Shelf Prospectus filed with the ISA.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on July 16, 2025

99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on July 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: June 5, 2025